Kalera Public Limited Company
7455 Emerald Dunes Dr.
Orlando, FL 32822
August 10, 2022
Office of Life Sciences
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Re:	Kalera Public Ltd Co
Registration Statement on Form S-1
Filed July 19, 2022
File No. 333-266210
Ladies and Gentlemen:
Kalera Public Limited Company (the “Company”) has received and reviewed the comments in the letter of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated August 2, 2022. The purpose of this letter is to provide responses to such comments. To assist in the Staff’s review of such responses, this letter restates the Staff’s comments, each of which is followed by a response.
Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the prospectus included in the above referenced registration statement (the “Prospectus”).
The Company respectfully submits the following as responses to the Staff:
Cover Page
1.For each of the ordinary shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such ordinary shares and warrants overlying such securities.
The Company respectfully advises the Staff that disclosure to this effect has been added on the cover page of the Prospectus.
2.Disclose the exercise prices of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the

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discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
The Company respectfully advises the Staff that disclosure to this effect has been added on the cover page of the Prospectus.
The Company respectfully advises the Staff that disclosure to this effect has also been added on pages 4, 6, 31, 50 and 79 of the Prospectus.
3.We note the significant number of redemptions of ordinary shares in connection with your business combination and that the ordinary shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your shares and also add a risk factor to address this concern.
The Company respectfully advises the Staff that disclosure to this effect has been added on the cover page of the Prospectus.
The Company respectfully advises the Staff that disclosure to this effect has also been added on pages 26, 27 and 79 of the Prospectus.
Risk Factors, page 6
4.Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares concurrently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they may still profit on sales if they purchased their shares at a lower price than the public investors.
The Company respectfully advises the Staff that disclosure to this effect has been added on pages 26 and 27 of the Prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71
5.We note that the projected revenues for 2022 were $12 million, as set forth in the unaudited prospective financial information management prepared in connection with the evaluation of the business combination. We also note that your actual revenues for the three months ended March 31, 2022 was approximately $1.477 million. It appears that you may miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about

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the company's financial position and further risks to the business operations and liquidity in light of these circumstances.
The Company respectfully advises the Staff that pages 78, 79 and 80 of the Prospectus have been revised to address the Staff’s comment.
6.In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.
The Company respectfully advises the Staff that pages 78, 79 and 80 of the Prospectus have been revised to address the Staff’s comment.
7.Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's shares.
The Company respectfully advises the Staff that pages 78, 79 and 80 of the Prospectus have been revised to address the Staff’s comment.
General
8.Revise your prospectus to disclose the price that each selling securityholder paid for the ordinary shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, the PIPE investor and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, the PIPE investor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
The Company respectfully advises the Staff that the cover page and pages 4, 6, 26, 27, 50 and 79 of the Prospectus have been revised to address the Staff’s comment.
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If you have any questions regarding the above responses, please do not hesitate to contact Mr. Fernando Cornejo of Kalera Public Limited Company at (407) 574-8204.

Sincerely,

/s/ Fernando Cornejo

Fernando Cornejo Chief Financial Officer Kalera Public Limited Company

cc:	David Dixter, Esq.
Milbank LLP